Securities and Exchange Commission
                             Washington, D.C. 20549

                          ----------------------------


                                    FORM 11-K


                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the fiscal year ended December 31, 2000

                                       OR

( ) Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from _____ to _____


         Commission file Number 1-11806

               A. Full title of plan and the address of plan, if different from that of the issuer named below:

               THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

               ETHAN ALLEN INTERIORS INC.
               ETHAN ALLEN DRIVE
               DANBURY, CT  06811

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN


                                TABLE OF CONTENTS




                                                                        PAGE
                                                                        -----

Independent Auditors' Report                                              1

Statements of Net Assets Available for Plan Benefits,                     2
    December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Plan Benefits,           3
    Year Ended December 31, 2000

Notes to Financial Statements                                             4

SCHEDULE:

    Schedule of Assets Held for Investment Purposes at End of Year       11


All other schedules have been omitted since they are not applicable.

                          INDEPENDENT AUDITORS' REPORT


Ethan Allen Retirement Committee and Participants
The Ethan Allen Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  KPMG LLP



June 26, 2001
Stamford, Connecticut

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999



                                                                    2000             1999
                                                                 ------------    -----------

Assets:
   Investments, at fair value                                    $137,114,591    $140,140,707
   Participant loans                                                5,020,839       4,375,076
                                                                 ------------    ------------

                       Total investments                          142,135,430     144,515,783

   Employer contributions receivable                                4,333,180       2,843,785
   Employee contributions receivable                                  208,317         315,932
                                                                 ------------    ------------

                       Total assets                               146,676,927     147,675,500

Liabilities:
   Refunds payable for excess contributions                            22,805          18,062
                                                                 ------------    ------------

                       Net assets available for plan benefits    $146,654,122    $147,657,438
                                                                 ============    ============



See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2000




Additions to net assets:
  Net depreciation
    in fair value of investments                      $(18,300,129)
  Interest income                                          421,012
  Dividend income                                       10,915,874
                                                      ------------

    Net investment loss                                 (6,963,243)
                                                      ------------

  Contributions:
     Employer contributions                              4,360,068
     Employee contributions                             12,863,980
                                                      ------------

     Total contributions                                17,224,048
                                                      ------------


     Other receipts                                         48,895
                                                      ------------

     Total additions                                    10,309,700
                                                      ------------

Deductions from net assets:
  Distributions to participants                        (11,175,288)
  Other disbursements                                      (85,546)
  Administrative expenses                                  (52,182)
                                                      ------------

     Total deductions                                  (11,313,016)
                                                      ------------


     Net decrease                                       (1,003,316)

Net assets available for plan benefits:
  Beginning of year                                    147,657,438
                                                      ------------

  End of year                                         $146,654,122
                                                      ============



See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)    PLAN DESCRIPTION

       The Ethan Allen Retirement Savings Plan (the "Plan") is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the "Company").

       The following brief description is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the "Retirement Program") into the Ethan Allen 401(k) Employee Savings Plan (the "401(k) Plan"). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants' accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

       In 1999, the Plan was offered to all employees of the Company who completed 1,000 hours of service during their first year of employment or subsequent Plan year. In 2000, the Plan was amended to allow all employees who have completed at least three consecutive months of service with the Company to be eligible to enroll in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       CONTRIBUTIONS AND VESTING

       In 2000, participants may contribute from 1% to 20% (1% to 15% in 1999) of their compensation (as defined in the Plan) up to a maximum tax deferred contribution of $10,500 in 2000 ($10,000 in 1999) to the 401(k) portion of the Plan. Effective January 1, 2000, the Company matches $1.00 for $1.00 on the first $500 of before-tax contributions and then $0.50 on the $1.00 up to a $1,000. The maximum Company match is $1,000 annually. Prior to January 2000, the Company matched $0.50 on the $1.00 up to $1,000 of before-tax contributions up to the annual maximum match of $1,000. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 20% of their compensation. The participant's tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 20% of their compensation.

       Employer contributions, if any, to the profit sharing portion of the Plan, on behalf of each participant are determined by the Board of Directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant's account in any year is the lesser of (i) $30,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue
       Code) or (ii) 25% of the participant's compensation for that Plan year, reduced by any other contributions on the participant's behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 2000 and 1999.

                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



       Participants who are employed by the Company on the last day of the Plan year are entitled to the employee match. Participant contributions, employer 401(k) contributions and profit sharing contributions are 100% vested immediately.

       During 2000 and 1999, certain participants contributed $22,805 and $18,062, respectively, in excess of the allowable qualified contribution. The excess contribution amounts are reflected as a Plan liability at December 31, 2000 and 1999. The excess contributions were refunded in the subsequent year within the penalty free deadline.

       INVESTMENT OF FUNDS

       During 2000 and 1999, the amounts contributed to the Plan were invested in one of the following funds at the direction of the participants. A brief description of the funds is as follows:

             American Century Stable Asset Fund - The Stable Asset Fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. The fund is managed by SEI Trust Company and Dwight Asset Management Company.

             American Century Select Investors Fund - The Select Investors Fund invests in common stocks considered by fund managers to have a better than average prospect for appreciation. In addition, 80% of the fund's stock investments must have a record of paying or have committed to paying regular dividends.

             American Century Ultra Investors Fund - The Ultra Investors Fund invests in medium to large-sized companies that show accelerating growth and earnings.

             American  Century  International  Equity  Fund - The  International
             Equity  Fund  invests  in  common   stocks  of  foreign   companies
             considered to have better than average prospects for appreciation.

             Ethan Allen Restricted/Unrestricted Stock Funds - At December 31, 2000 and 1999, the Plan held 440,298 and 478,566, respectively, restricted shares of common stock of the Company, and 373,540 and 332,556, respectively, of unrestricted shares of common stock of the Company. All of the restricted shares are subject to proxies granted to Mr. Kathwari, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, which expire on the earlier of Mr. Kathwari's termination of employment with the Company or March 22, 2003, and 399,733 of these shares are restricted from being sold by the Plan, other than to the Company, in accordance with applicable securities laws. During 2000, the Company purchased approximately 26,000 of restricted shares at a market value of approximately $776,000. Additionally, the Ethan Allen Restricted Stock Fund restricts participants from transferring their balances from this fund to other funds of the Plan. No such restrictions exist on investments in the Ethan Allen Unrestricted Stock Fund.

             Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $33.50 and $32.06 per share at December 31, 2000 and 1999, respectively.

                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



             All share and per share amounts have been adjusted to reflect a 3 for 2 stock split effected on May 21, 1999.

             Lord Abbott Developing Growth Fund - The Lord Abbott Developing Growth Fund invests in a diversified portfolio of small company stocks with long-range growth potential.

             American Century Strategic Allocation Conservative Fund - The Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds and money market securities with an emphasis on quality bonds and money market securities over stocks. The Fund's targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

             American Century Strategic Allocation Moderate Fund - The Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 60% stocks, 30% bonds and 10% money market securities.

             American Century Strategic Allocation Aggressive Fund - The Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 75% stocks, 20% bonds and 5% money market securities.

             Charles Schwab Personal Choice(R) Retirement Fund - The Personal Choice(R) Retirement Fund allows the investor to purchase mutual funds, stocks and bonds offered through Charles Schwab & Co., Inc. Participants must transfer a minimum of $2,500 from their current plan balance to elect this option. Participants may transfer up to a maximum of 50% of their fully vested balance.

             American Century Vista Investors Fund - The Vista Investors Fund invests in common stocks of growing small- to medium-sized companies considered to have better than average prospects for appreciation.

             American Century Value Fund - The Value Fund invests primarily in equity securities of well established companies that appear to be undervalued at the time of purchase.

       LOANS

       The Loan Fund is a non-contributory fund used to account for and administer loans to participants. Each participant may apply to the Plan administrator for a loan against the 401(k) portion of that participant's account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant's account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant's termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       Loans are processed the first day of each month. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month's close plus 1%. The Prime Rate during 2000 and 1999 ranged from 8.50% to 9.50% and 7.75% to 8.50%, respectively.

       PARTICIPANTS' ACCOUNTS

       A separate account is maintained for each participant. Net investment income/(loss) is allocated daily to each participant's account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions are allocated to each participant based on each participant's compensation to total compensation of all participants during the year. In 2000 and 1999, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Plan sponsor.

       DISTRIBUTIONS AND WITHDRAWALS

       Participants may elect to receive their benefits when they reach 59-1/2, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution ($250 minimum) at any time; early withdrawal of before-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59-1/2 or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If your account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

       In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant's attainment of age 59-1/2; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant's termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 71-1/2.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       VALUATION OF INVESTMENTS HELD IN TRUST

       Under the terms of a trust agreement between Chase Manhattan Bank, N.A. (the "Trustee") and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value. Purchases and sales of securities are recorded on a trade-date basis.

       Loans to participants are valued at face value which approximates fair value.

                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       NEW ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

       SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of the adoption of SFAS No. 133 would not be significant to the Plan's financial statements.

(3)    INVESTMENTS

       The following table presents the Plan's investments which represent 5% or more of the Plan's net assets available for plan benefits at December 31, 2000 and 1999:

                                                                    2000          1999
                                                                ------------  -----------

Investments at fair value as determined by quoted
  market price:
Mutual funds:
       American Century Select Investors Fund                   $28,290,478   $31,021,657
       American Century Ultra Investors Fund                     25,428,442    29,752,664
       American Century International Equity Fund                 7,701,135     8,101,896
       American Century Strategic Allocation
           Moderate Fund                                          9,447,321     9,104,635

Common stock:
    Ethan Allen Interiors Inc. - Restricted                      14,795,821    15,349,355
    Ethan Allen Interiors Inc. - Unrestricted                    12,518,501    10,663,086

Collective trust:
    American Century Stable Asset Fund                           20,834,695    20,259,314


(4)    USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(5)    OBLIGATION FOR PLAN BENEFITS

       Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100 percent of the current value of their vested account.


(6)    PARTIES-IN-INTEREST

       Certain Plan investments are shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the recordkeeper as defined by the Plan, therefore, transactions involving these mutual funds qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service amounted to $52,182 for the year ended December 31, 2000.


(7)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(8)    TAX STATUS

       The Company has received a determination letter from the Internal Revenue Service dated May 2, 1996 stating that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and legal counsel believes that the Plan continues to be administered in accordance with the applicable sections of the Internal Revenue Code.


(9)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $189,371 and $83,526 at December 31, 2000 and 1999, respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service.

                                                                     (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




The following is a reconciliation of net assets available for plan benefits reported in these financial statements and on the Form 5500:

                                                       DECEMBER 31, 2000   DECEMBER 31, 1999
                                                       -----------------   -----------------

   Net assets available for plan benefits per the
      financial statements                              $146,654,122       $147,657,438

   Benefits payable to participants                         (189,371)           (83,526)
                                                         ------------       ------------

   Net assets available for plan benefits per the
      Form 5500                                         $146,464,751       $147,573,912
                                                         ============       ============


The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:

                                                         YEAR ENDED DECEMBER
                                                              31, 2000
                                                         -------------------

  Benefits paid to participants per the
     financial statements                                 $11,175,288

  Add:  Benefits payable to participants at
     year-end                                                 189,371

  Less:  Benefits payable to participants at
     previous year-end                                        (83,526)
                                                           -----------

  Benefits paid to participants per the
     Form 5500                                            $11,281,133
                                                          ===========


Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end, but not yet paid as of that date.


(10)   SUBSEQUENT EVENTS

       As described in the press release issued on June 7, 2001, the Company announced plans to consolidate three of its manufacturing facilities in Island Pond, Vermont, Frewsburg, New York and Asheville, North Carolina. As a result, the Plan was amended to allow participants of the Plan at these divisions to change their percentage of deduction without waiting until the first of the month.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000




              IDENTITY OF ISSUE, BORROWER,                 DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                LESSOR OR SIMILAR PARTY                   RATE OF INTEREST, COLLATERAL, PAR, OF MATURITY VALUE       CURRENT VALUE
------------------------------------------------------    ----------------------------------------------------       --------------

*American Century Stable Asset Fund                       Collective Trust                                             $ 20,834,695

*American Century Select Investors Fund                   Mutual fund                                                    28,290,478

*American Century Ultra Investors Fund                    Mutual fund                                                    25,428,442

*American Century International Equity Fund               Mutual fund                                                     7,701,135

*Ethan Allen Interiors Inc.                               Restricted Common Stock                                        14,795,821

*Ethan Allen Interiors Inc.                               Unrestricted Common Stock                                      12,518,501

*American Century Strategic Allocation Conservative       Mutual fund
 Fund                                                                                                                     1,766,470

*American Century Strategic Allocation Moderate Fund      Mutual fund                                                     9,447,321

*American Century Strategic Allocation Aggressive         Mutual fund
 Fund                                                                                                                     4,077,821

*American Century Vista Investors Fund                    Mutual fund                                                     6,607,525

*American Century Value Fund                              Mutual fund                                                     3,783,931

Lord Abbott Fund Developing Growth Fund                   Mutual fund                                                       400,412

Charles Schwab Personal Choice(R)Retirement Fund          Mutual fund                                                     1,462,039

* Participant loans                                       Loans made to Plan participants at prime plus 1% (9.5%-10.5%)   5,020,839
                                                                                                                       ------------

 Total investments                                                                                                     $142,135,430
                                                                                                                       ============

* Denotes a party-in-interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES

      The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors, Inc., as administrator of the Retirement Program of Ethan Allen Inc., has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  THE ETHAN ALLEN RETIREMENT SAVINGS PLAN



                                  By:     Ethan Allen Interiors Inc.


Date:  June 29, 2001              By:     /s/  Michele Bateson
                                         -------------------------------
                                         Name:   Michele Bateson
                                         Title:  Corporate Controller